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                                                                    EXHIBIT 20.1



FOR IMMEDIATE RELEASE


            COBE LABORATORIES, INC. PROPOSES TO BUY PUBLIC INTEREST IN ITS REN CORPORATION-USA SUBSIDIARY FOR $18.00 PER SHARE


NASHVILLE, Tenn., July 14, 1995-REN Corporation-USA (NASDAQ:RENL) today announced that COBE Laboratories, Inc., the Lakewood, Co.-based, wholly-owned subsidiary of Gambro AB (NASDAQ:GAMBY), proposes to acquire all of the equity interests in REN Corporation-USA not currently owned by COBE Laboratories, Inc., including all common shares that may be issued upon the exercise of options and warrants outstanding on July 12, 1995.

        Under the proposed transaction, the public shareholders of REN Corporation-USA would receive $18.00 a share in cash, or an aggregate of approximately $170 million for all the shares of common stock, no par value (the "Common Stock"), of REN Corporation- USA held by the public. COBE Laboratories, Inc. presently owns approximately 53 percent of the common stock of REN Corporation-USA.

        The offer is subject to the approval of the Board of Directors of REN Corporation-USA and other conditions customary in transactions of this type.

        The offer also noted that the proposed acquisition price is equivalent to an approximately 18 percent premium over the average closing price of REN Corporation-USA Common Stock on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

        In response to the offer by COBE Laboratories, Inc., the Board of REN Corporation-USA has established a special committee of its independent directors to consider the terms of the offer and to make recommendations in connection with the offer to the Board of Directors of REN Corporation-USA.

        UBS Securities Inc. is acting as a financial advisor to COBE Laboratories, Inc. in connection with the proposed transaction.

        REN is the nation's fourth largest provider of kidney dialysis services. REN owns and operates 67 dialysis centers, located across 18 states and the District of Columbia. Several of these centers are associated with prominent academic institutions. Overall, the company has over 1,150 treatment stations servicing approximately 5,500 patients. In 1994,
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REN performed more than 646,000 dialysis treatments.  REN also performs blood and urine testing services for its centers and others.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Ralph Z. Levy, Jr., Executive Vice President, General Counsel & Secretary,
  REN Corporation-USA, Tel: +1 615 353 4200
Raymond F. McNulty, Managing Director, Citigate, Inc., Tel: +1 212 809 2575 Maria C. Stokes, Associate, Citigate, Inc., Tel: +1 212 809 2575